June 24, 2005

Securities and Exchange Commission 450 Fifth Street, N.W. Washington, D.C. 20549
Attn:	Mark Webb Legal Branch Chief Division of Corporate Finance

	Re:	First Business Financial Services, Inc. Amendment No. 1 to Registration Statement on Form 10 (File No. 000-51028)

Ladies and Gentlemen:

          On behalf of First Business Financial Services, Inc., a Wisconsin corporation (the “Company”), and as requested in the letter dated June 3, 2005, from Mark Webb, Legal Branch Chief of the Division of Corporate Finance of the Securities and Exchange Commission (the “Commission”), the undersigned acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing;

•	comments of the Commission staff (the “Staff”) or changes to disclosure in response to comments of the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert comments of the Staff as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

FIRST BUSINESS FINANCIAL SERVICES, INC.
By:	/s/ JEROME J. SMITH
Jerome J. Smith
Chief Executive Officer